



18001428 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-28527

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/17_____ AND ENDING_____12/31/17_____
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunham & Associates Investment Counsel, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

10251 Vista Sorrento Parkway, Suite 200
            (No. and Street)

San Diego   CA   92121
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise S. Iverson   (858) 964-0500
                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, LLP
         (Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 San Diego   CA   92108
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, __Denise S. Iverson_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Dunham & Associates Investment Counsel, Inc._____ , as of __December 31_____ , 20 __17____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

CFO_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Years Ended December 31, 2017 and 2016



DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2017 and 2016

TABLE OF CONTENTS



**Accountants and
business advisers**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Dunham & Associates Investment Counsel, Inc. (a California corporation) (the "Company"), as of December 31, 2017 and 2016 and the related statements of operations, changes in shareholder's equity, cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dunham & Associates Investment Counsel Inc.'s management. Our responsibility is to express an opinion on Dunham & Associates Investment Counsel, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dunham & Associates Investment Counsel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Dunham & Associates Investment Counsel, Inc.'s financial statements. The supplemental information is the responsibility of Dunham & Associates Investment Counsel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF, LLP

PKF, LLP

We have served as Dunham & Associates Investment Counsel, Inc.'s auditor since 1997.
San Diego, California
February 23, 2018

PKF, LLP | 2020 Camino del Rio North, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

PKF, LLP is a member of the PKF International Limited and Allinial Global, networks of legally independent member firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

ASSETS

	2017	2016
Current assets:		
Cash	$ 2,539,050	$ 1,969,536
Accounts receivable	1,550,987	740,332
Receivables from related parties	2,461,688	1,386,870
Prepaids and other assets	328,591	259,451
Total current assets	6,880,316	4,356,189
Investments held to maturity	–	724,921
Furniture, fixtures and equipment, net of		
accumulated depreciation of $518,157 and $465,387	181,042	178,284
Total assets	$ 7,061,358	$ 5,259,394

LIABILITIES AND SHAREHOLDER'S EQUITY

	2017	2016
Current liabilities:		
Accounts payable	$ 1,191,894	$ 770,430
Accrued liabilities	822,231	655,247
Income taxes payable	8,900	–
Total current liabilities	2,023,025	1,425,677
Contingencies (Note 8)		
Shareholder's equity:		
Common stock, no par value; 100,000 shares		
authorized, issued and outstanding	1,990	1,990
Additional paid-in capital	1,723,717	1,723,717
Retained earnings	3,312,626	2,108,010
Total shareholder's equity	5,038,333	3,833,717
Total liabilities and shareholder's equity	$ 7,061,358	$ 5,259,394

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2017 and 2016

	2017	2016
Revenues:		
Investment advisory services and fees	$ 14,219,595	$ 9,803,475
Brokerage and mutual fund commissions	269,338	292,444
Interest and other income	329,675	649,165
Total revenues	14,818,608	10,745,084
Expenses:		
Salaries and benefits	5,834,485	5,067,267
Commissions and trading	4,476,881	3,091,111
Sales and marketing	962,532	687,578
Professional and outside services	548,397	329,489
Occupancy and equipment	484,329	446,234
Loss on sale of investments	100,268	–
Other	202,700	229,536
Total expenses	12,609,592	9,851,215
Net income before taxes	2,209,016	893,869
Provision for income taxes	(34,400)	(14,000)
Net income	$ 2,174,616	$ 879,869

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2017 and 2016

| | Common Stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2015	100,000	$ 1,990	$ 1,723,717	$ 2,478,141	$ 4,203,848
Shareholder distributions	–	–	–	(1,250,000)	(1,250,000)
Net income	–	–	–	879,869	879,869
Balance, December 31, 2016	100,000	1,990	1,723,717	2,108,010	3,833,717
Shareholder distributions	–	–	–	(970,000)	(970,000)
Net income	–	–	–	2,174,616	2,174,616
Balance, December 31, 2017	100,000	$ 1,990	$ 1,723,717	$ 3,312,626	$ 5,038,333

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net income	$ 2,174,616	$ 879,869
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation	52,770	46,553
Accretion of discount on investments	(10,625)	(63,883)
Loss on sale of investments	100,268	–
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	(810,655)	(70,752)
Receivables from related parties	(467,171)	776,432
Prepaids and other assets	(69,140)	22,772
Increase in liabilities:		
Accounts payable	421,464	21,138
Accrued liabilities	166,984	85,812
Income taxes payable	8,900	–
Net cash provided by operating activities	1,567,411	1,697,941
Cash flows from investing activities:		
Sales of investments	27,631	163,583
Purchases of furniture, fixtures and equipment	(55,528)	(137,964)
Net cash (used in) provided by investing activities	(27,897)	25,619
Cash flows from financing activities:		
Shareholder distributions	(970,000)	(1,250,000)
Net cash used in financing activities	(970,000)	(1,250,000)
Net increase in cash	569,514	473,560
Cash at beginning of year	1,969,536	1,495,976
Cash at end of year	$ 2,539,050	$ 1,969,536
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	$ –
Income taxes	$ –	$ –
Non-cash investing activities:		
Receivable from related party for sale of investments	$ 607,647	$ –

The accompanying notes are an integral part of the financial statements.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Dunham & Associates Investment Counsel, Inc. (the "Company") was incorporated in California in 1982 and is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer.

The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and receives commissions (12b-1 fees) on the sales of certain classes of shares. The Company also earns advisory fees from asset allocation and wrap fee programs utilizing no-load or load-waived share classes of the Dunham Funds. The Company also serves as investment adviser for certain clients for which Dunham Trust Company, an affiliate, serves as Trustee.

Recognition of Revenue

The Company, as investment adviser, earns monthly advisory fees from the Dunham Funds based on the average monthly net asset value of each fund. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis.

The Company, as program sponsor, has entered into agreements with various financial advisers choosing to use the Company's asset allocation and advisory wrap fee programs ("Asset Allocation Programs"). The Asset Allocation Programs use the Dunham Funds – Class N or A Shares. The Company earns advisory fees based on either the performance of the underlying accounts or on a flat percentage fee basis, subject to the Asset Allocation Program selected, the financial adviser's choice and the qualification of the client. Advisory fees are earned monthly and collected quarterly. Portion of the advisory fees are in turn paid to the financial advisers. Advisory fees are recognized to revenue when earned.

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C and A Shares. The Company receives compensation monthly in the form of 12b-1 fees on the sales of such shares, a portion of which is in turn paid to the participating broker/dealers. Such fees are recognized to revenue when earned.

The Company receives monthly shareholder services fees from the Dunham Funds for providing certain client servicing and administrative functions, a portion of which is in turn paid to its affiliate custodian.

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount. The Company establishes an allowance for uncollectible accounts, if required, based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investments

The Company accounts for its investments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments - Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available for sale. Held-to-maturity securities are presented at amortized cost. Trading securities are reported at fair value and unrealized gains and losses on trading securities are included in earnings. Available-for-sale securities are reported at fair value and unrealized gains and losses on available-for-sale securities are reported in a separate component of shareholder's equity. Securities that the Company both positively intends and has the ability to hold to maturity are classified as securities held to maturity.

Fair Value of Financial Instruments

Generally accepted accounting principles in the United States requires the use of fair values in determining the carrying values of certain assets and liabilities in the financial statements, as well as for specific disclosures about certain assets and liabilities.

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to these valuation techniques used to measure fair value giving preference to quoted prices in active markets (level 1) and the lowest priority to unobservable inputs such as a reporting entity's own data or information or assumptions developed from this data (level 3). Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, observable inputs other than quoted prices, such as interest rates and yield curves, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally three to five years. Depreciation expense for the years ended December 31, 2017 and 2016 was $52,770 and $46,553, respectively, and is included in occupancy and equipment expense. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company, as a wholly-owned subsidiary of an S corporation, has elected to be treated as a qualified subchapter S subsidiary (QSSS). As such, the Company is not treated as a separate corporation for tax purposes. Instead, all its assets, liabilities, and items of income, deduction and credit are treated as assets, liabilities and items of its S corporation parent, which, in general, will accrue directly to its shareholders. The S corporation pays a California franchise tax of 1.5%. For financial reporting purposes, the Company computes its tax liability on a separate return basis and may reduce its liability to that of the combined return upon filing of the return. Accordingly, no provision for federal income taxes is included in the financial statements. A tax provision of $34,400 and $14,000 is recorded for California state taxes for the years ended December 31, 2017 and 2016, respectively.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes, Continued

The Company adopted the application of uncertain tax positions of FASB ASC 740, *Income Taxes*, during 2009. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2017 and 2016, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2017 and 2016, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2014.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). In August 2015, the original effective date was deferred by one year, until January 1, 2018, through the issuance of ASU 2015-14, *Revenue from Contracts with Customers* (Topic 606). The core principle of the guidance in FASB ASC Topic 606 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to follow five steps which are comprised of (a) identifying the contract(s) with a customer; (b) identifying the performance obligations in the contract; (c) determining the transaction price; (d) allocating the transaction price to the performance obligations in the contract and (e) recognizing revenue when (or as) the entity satisfies a performance obligation. The Company is in the process of completing an analysis of its revenue streams and contractual arrangements to identify the effects of FASB ASC Topic 606 and is in the process of finalizing new accounting and reporting policies and processes related to the adoption of the new revenue recognition standard.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). When effective, the ASU will supersede FASB ASC 840, *Leases*, and add Topic 842, *Leases*, to the FASB ASC. The core principle of the proposed requirements is that an entity should recognize assets and liabilities arising from a lease and disclose both quantitative and qualitative information regarding its leases. This represents a change from existing leases requirements, which do not require lease assets and lease liabilities to be recognized by many lessees. The standard is effective on January 1, 2019, with early adoption permitted. The ASU is expected to impact the Company's financial statements as the Company has certain operating lease arrangements for which it is the lessee. The Company is evaluating its contractual arrangements to identify the effects of ASC Topic 842.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation up to applicable limits. At December 31, 2017 and 2016, the Company's uninsured cash balances totaled $2,288,950 and $1,719,436, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable and monitors such institutions on an ongoing basis.

NOTE 3 - INVESTMENTS

The Company periodically invested its excess cash in limited partner units of one or more of the D&A Mortgage Funds (the "Mortgage Funds"), of which Asset Managers, Inc. ("Asset Managers"), an affiliate, is the General Partner. During 2013, the Company received $1,104,224 of the D&A Daily Mortgage Fund III, L.P. (the "Daily Mortgage Fund") at a discount of $562,919 from an investor in the Daily Mortgage Fund in settlement of an arbitration dispute. The discount is recognized in income relative to cash flows received from redemptions. At December 31, 2017 and 2016, the Company had investments of $0 and $485,534, respectively, in the Daily Mortgage Fund. At December 31, 2017 and 2016, the Company had investments of $0 and $239,387, respectively, in the D&A Semi-Annual Mortgage Fund III, L.P. (the "Semi-Annual Mortgage Fund").

The Mortgage Funds began an orderly liquidation in April 2009 due to the difficult economic environment and challenging real estate and credit markets impacting the Mortgage Funds and their borrowers at that time. Effective December 31, 2012, the Mortgage Funds lowered their respective net asset value ("NAV") pursuant to a Modification Proposal approved by a majority of the limited partners in each Mortgage Fund and the Company wrote down to fair market value the Company's investments in the Mortgage Funds. Effective December 20, 2017, the General Partner purchased all outstanding limited partner units at a reduced NAV pursuant to a Final Liquidation proposal approved by a majority of the limited partners in each Mortgage Fund and the Company incurred a loss of $100,268. At December 31, 2017, the Company holds an unsecured receivable of $607,647 related to the purchase, included in receivables from related parties, which is scheduled to be paid in four installments during 2018.

NOTE 3 - INVESTMENTS, Continued

The following table summarizes the investments held to maturity by classification:

Description	Cost at December 31, 2017	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage Funds				
Daily Mortgage Fund	$ -	$ -	$ -	$ -
Semi-Annual Mortgage Fund	-	-	-	-
Total	$ -	$ -	$ -	$ -

Description	Cost at December 31, 2016	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage Funds				
Daily Mortgage Fund	$ 485,534	$ 420,851	$ -	$ 906,385
Semi-Annual Mortgage Fund	239,387	-	-	239,387
Total	$ 724,921	$ 420,851	$ -	$ 1,145,772

The Mortgage Funds are valued at cost. The NAVs of the Mortgage Funds are determined by the General Partner and are based on the estimated fair value of the underlying net assets held by the Mortgage Funds. The Mortgage Funds do not record loans at fair value on a recurring basis, but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value of the underlying net assets in the Mortgage Funds is determined using the sales comparison, income and other commonly used valuation approaches. No allowance for potential credit losses was considered necessary at December 31, 2017 and 2016.

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable consists of advisory fees receivable from clients, billed and collected quarterly. There is no allowance for uncollectible accounts required on these balances as of December 31, 2017 and 2016.

NOTE 5 - ACCRUED LIABILITIES

Accrued liabilities at December 31, 2017 and 2016 were as follows:

	2017	2016
Payroll and related taxes	$ 547,577	$ 383,923
Vacation	166,838	181,750
Audit and tax	18,816	17,674
Other	89,000	71,900
	$ 822,231	$ 655,247

NOTE 6 - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2017 and 2016, the amount of net capital, as defined, exceeds the minimum amount required by $923,768 and $809,548, respectively, and its ratio of aggregate indebtedness to net capital is 1.72 to 1 and 1.35 to 1, respectively.

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers and effectuates financial transactions through bank accounts designated as Special Accounts for the Exclusive Benefit of Customers. Operating as such, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company earns advisory, commissions and other fees related to the Dunham Funds and for services as discussed in Note 1. For the years ended December 31, 2017 and 2016, these fees amounted to $7,450,126 and $6,677,617, respectively. As of December 31, 2017 and 2016, the Company has a receivable balance of $754,881 and $583,605, respectively, which is included in receivables from related parties. In conjunction with earning the above fees, the Company pays commissions and other expenses to participating broker/dealers and service providers.

The Company shares certain expenses and services of employees with affiliates. Such costs are allocated and charged to the Company and to the affiliates based on agreed upon estimates of each affiliate's usage and/or benefit of such expenses. The Company also participates in an affiliate-wide bonus pool whereby income or losses generated by each of the affiliates is aggregated to create a discretionary bonus pool available for eligible employees of all affiliates. Each affiliate is subsequently charged bonus expense based on actual bonuses paid to its employees, if any. Total allocable expenses of the Company and the affiliates were $8,884,520 and $7,491,506 for the years ended December 31, 2017 and 2016, respectively, of which $504,159 and $473,115 were allocated to or paid directly by affiliates. The reimbursements from affiliates were offset against the Company's related operating expenses. The Company may also make advances, which are unsecured and noninterest bearing, to its affiliates. As of December 31, 2017 and 2016, the Company has a receivable balance of $1,099,160 and $803,265, respectively, from affiliates for allocable expenses and advances which is included in receivables from related parties.

NOTE 8 - CONTINGENCIES

The lease for the facility in which the Company is located is held by an affiliate. The Company pays a portion of the total lease expense based on management's calculation of shared overhead expenses as discussed in Note 7.

NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company offers a retirement savings 401(k) plan covering all eligible employees. The plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Company may make discretionary matching contributions to the plan. The contribution expense to the plan was $30,421 and $26,507 for the years ended December 31, 2017 and 2016, respectively.

NOTE 10 - SUBSEQUENT EVENT

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 23, 2018.

SUPPLEMENTARY INFORMATION

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2017 and 2016

	2017	2016
Net worth	$ 5,038,333	$ 3,833,717
Less:		
Non-allowable assets:		
Accounts receivable	1,550,987	740,332
Investments	–	724,921
Receivables from related parties	1,803,845	871,081
Prepaid and other assets	328,691	259,551
Furniture, fixtures and equipment	181,042	178,284
Total non-allowable assets	3,864,565	2,774,169
Other deductions	–	–
Net capital	$ 1,173,768	$ 1,059,548
Aggregate indebtedness		
Items included in statements of financial condition		
Accounts payable	$ 1,191,894	$ 770,430
Accrued liabilities	822,231	655,247
Income taxes payable	8,900	–
Total aggregate indebtedness	$ 2,023,025	$ 1,425,677
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater)	$ (250,000)	$ (250,000)
Net capital in excess of amount required	$ 923,768	$ 809,548
Net capital less greater of 10% of aggregate indebtedness or 120% of $250,000	$ 873,768	$ 759,548
Ratio: Aggregate indebtedness to net capital	1.72 to 1	1.35 to 1

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2017 and 2016

	2017	2016
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 1,173,768	$ 1,059,548
Adjustments	–	–
Net capital as reported on the Company's FOCUS report and on Schedule I	$ 1,173,768	$ 1,059,548
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 2,023,025	$ 1,425,677
Adjustments	–	–
Aggregate indebtedness as reported on the Company's FOCUS report and on Schedule I	$ 2,023,025	$ 1,425,677

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
December 31, 2017 and 2016

		2017	2016
State the market valuation and number of items:			
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2017 and 2016

	2017	2016
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ —	$ —
Monies borrowed collateralized by securities carried for the accounts of customers	—	—
Monies payable against customers' securities loaned	—	—
Customers' securities failed to receive	—	—
Credit balances in firm accounts attributable to principal sales to customers	—	—
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	—	—
Market value of short security count differences over 30 calendar days	—	—
Market value of short securities and credits in all suspense accounts over 30 calendar days	—	—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	—	—
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	—	—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	—	—
Failed to deliver of customers' securities not older than 30 calendar days	—	—
Excess of total credits over total debits	$ —	$ —

The Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.



PKF

Accountants and
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dunham & Associates Investment Counsel, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Dunham & Associates Investment Counsel, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dunham & Associates Investment Counsel, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and Dunham & Associates Investment Counsel, Inc. stated that Dunham & Associates Investment Counsel, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dunham & Associates Investment Counsel, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunham & Associates Investment Counsel, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF, LLP

San Diego, California
February 23, 2018

PKF, LLP

PKF, LLP | 2020 Camino del Rio North, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

PKF, LLP is a member of the PKF International Limited and Allinial Global, networks of legally independent member firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.



DUNHAM

World-Class Trust & Investment Firm

February 20, 2018

PKF
2020 Camino del Rio N, Suite 500
San Diego, CA 92108

RE: SEA Rule 17a-5 Exemption Report

We, as members of management of Dunham & Associates Investment Counsel, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities and Exchange Act of 1934 (SEA). Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an "Exemption Report" prepared by an independent public accountant based upon a review of assertions provide by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the Possession or Control and Reserve Requirement provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2017.

The above statements are made to the best knowledge and belief of the Company. This report is intended solely for the information and use of the Independent Public Accountant, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on SEA Rule 17a-5(d)(4) in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

By:

_____

Denise S. Iverson, CPA
CFO
February 20, 2018



PKF

Accountants and
business advisers

To the Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Dunham & Associates Investment Counsel, Inc. ("the Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Dunham & Associates Investment Counsel, Inc. for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Dunham & Associates Investment Counsel, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dunham & Associates Investment Counsel, Inc.'s management is responsible for Dunham & Associates Investment Counsel, Inc.'s Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF, LLP

San Diego, California   PKF, LLP
February 22, 2018

PKF, LLP | 2020 Camino del Rio North, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

PKF, LLP is a member of the PKF International Limited and Allinial Global, networks of legally independent member firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****2982*****************MIXED AADC 220
28527   FINRA   DEC
DUNHAM & ASSOCIATES INVESTMENT COUNSEL INC
10251 VISTA SORRENTO PKWY STE 200
SAN DIEGO, CA 92121-3769

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian F. Kenny   858.964.0500

2. A. General Assessment (item 2e from page 2) $ 11,053

B. Less payment made with SIPC-6 filed (exclude interest)   (5,346   )

_7/28/17_
Date Paid

C. Less prior overpayment applied   (   )

D. Assessment balance due or (overpayment)   5,707

E. Interest computed on late payment (see instruction E) for____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,707

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC   Funds wired ✓
Total (must be same as F above) $ 5,707

H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dunham & Associates Investment Counsel, Inc.
(Name of Corporation, Partnership or other organization)

_James S. W_____
(Authorized Signature)

Dated the **22nd** day of **February**, 20 **18**.

C.F.O.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 14,818,608

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — 0 —

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 7,450,125

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 0 —

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions 7,450,125

2d. SIPC Net Operating Revenues $ 7,368,483

2e. General Assessment @ .0015 $ 11,053

(to page 1, line 2.A.)

2